Exhibit 99.2

Disclosure of Transactions in Own Shares

Paris, August 9th, 2018 – In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1st, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from August 2nd, 2018 to August 8th, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
02.08.2018	206,730	55.0172	11,373,706	XPAR
02.08.2018	64,300	55.0319	3,538,551	CHIX
02.08.2018	37,120	55.0260	2,042,565	TRQX
02.08.2018	17,902	55.0389	985,306	BATE
03.08.2018	232,666	54.8476	12,761,172	XPAR
03.08.2018	18,300	54.7670	1,002,236	CHIX
03.08.2018	—	—	—	TRQX
03.08.2018	—	—	—	BATE
06.08.2018	121,253	54.8077	6,645,598	XPAR
06.08.2018	41,668	54.7819	2,282,652	CHIX
06.08.2018	27,972	54.7988	1,532,832	TRQX
06.08.2018	11,584	54.8273	635,119	BATE
07.08.2018	108,358	55.7939	6,045,715	XPAR
07.08.2018	39,734	55.7751	2,216,168	CHIX
07.08.2018	23,024	55.8200	1,285,200	TRQX
07.08.2018	12,258	55.8077	684,091	BATE
08.08.2018	173,557	55.7422	9,674,449	XPAR
08.08.2018	63,454	55.7720	3,538,956	CHIX
08.08.2018	35,113	55.8296	1,960,345	TRQX
08.08.2018	19,179	55.7901	1,069,998	BATE
Total	474,677	55.7746	26,474,922

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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